EXHIBIT 99.1

Just Energy Reports Fourth Quarter and Full Year Fiscal 2018 Results

Positive customer addition trends continue
Successful execution of retail channel expansion strategy
Provides fiscal 2019 Base EBITDA guidance

TORONTO, May 16, 2018 (GLOBE NEWSWIRE) -- Just Energy Group, Inc. (TSX:JE) (NYSE:JE), a leading consumer company specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options, today announced results for its fourth quarter and full year of fiscal 2018.

Key Highlights:

  Exceeded the Company’s retail channel expansion goal of being present in 500 stores at fiscal year end by adding 195 new store launches across 18 different retail partners during the quarter.

  Fourth quarter Gross RCE additions of 312,000 improved 37% year-over-year. Net RCE additions of 49,000 during the quarter improved 74,000 from a negative 25,000 net RCE additions in the prior comparable period. Just Energy’s total RCE base is currently at 4.2 million.

  Fiscal 2018 Base EBITDA1 of $174.4 million, decreased 22% from $224.5 million in the prior year. Fourth quarter Base EBITDA of $68.9 million decreased $6.1 million or 8%. The decline in Base EBITDA was primarily due to strategic sales growth initiative investments, abnormal weather-driven supply cost increases and non-recurring severance costs, partially offset by investment gains relating to the Company’s equity investment in Ecobee Inc.

  Administrative expenses increased $26.3 million for the fiscal year due to costs associated with serving the 35% growth in the U.K. and executive change. Selling and marketing expenses were up 3% due to investments in sales growth initiatives, including channel expansion and diversification.

  Finance costs improved $22.1 million during the year primarily due to the redemption of the 6.0% convertible debentures and the senior unsecured notes.

  Combined attrition improved three percentage points to 12% for the trailing 12 months with improvements in both the Consumer and Commercial divisions. Total renewal rate declined by ten percentage points year-over-year, reflecting a very competitive market with competitors pricing aggressively while Just Energy remained focused on improving retained customers’ profitability rather than pursuing low margin growth.

  Base FFO of $91.2 million for the year decreased 29% versus last year as a result of the ongoing commitment to investing in strategic sales growth initiatives, including channel expansion and diversification as well as the reduction of consumption arising from abnormally mild summer weather in North America, customer disruptions caused by Hurricane Harvey and higher supply costs due to unusual colder than normal weather in January in North America.
  The Company provided its fiscal 2019 Base EBITDA guidance range of $200 to $220 million including the implementation of IFRS 15. This represents approximately 10% year-over-year Base EBITDA growth at the midpoint of guidance over an adjusted fiscal 2018, Fiscal 2018 Base EBITDA would have been approximately $188 million when adjusted for IFRS 15.

1 The Company updated the definition of Base EBITDA to include gains and losses from the Company’s portfolio of equity investments which are presented in the Company’s consolidated statements of comprehensive income.  The Company regularly invests in early stage business for the purpose of profiting from capital appreciation of the asset. These investments are generally in companies that manufacture or distribute value added products that Just Energy markets to customers, or information technology related. Upon adoption of IFRS 9 “Financial Instruments” effective April 1, 2018, the Company will continue to record the portfolio of investments at fair value, with changes in the fair value included in earnings on the consolidated statements of income and will continue to include these gains and losses in Base EBITDA. There is no gain or loss on these investments in the fiscal years 2016 and 2017.

Fourth quarter financial highlights
For the three months ended March 31
(thousands of dollars, except where indicated and per share amounts)

		%increase
	Fiscal 2018	(decrease)	Fiscal 2017
Sales	$1,014,734	7%	$947,281
Gross margin	169,396	(3)%	175,412
Administrative expenses	48,873	51%	32,448
Selling and marketing expenses	60,840	13%	53,727
Finance costs (net of non-cash finance charges)	11,483	(6)%	12,279
Profit (loss)[1]	265,773	NMF [3]	(38,220)
Profit (loss) per share available to shareholders - basic	1.80		(0.30)
Profit (loss) per share available to shareholders - diluted	1.40		(0.30)
Dividends/distributions	21,555	6%	20,344
Base EBITDA[2]	68,876	(8)%	75,018
Base Funds from Operations[2]	25,472	(11)%	28,588
Payout ratio on Base Funds from Operations[2]	85%		71%
Total gross customer (RCE) additions	312,000	37%	228,000
Total net customer (RCE) additions	49,000	NMF [3]	(25,000)

Financial highlights
For the years ended March 31
(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2018	(decrease)	Fiscal 2017
Sales	$3,626,570	(3)%	$3,757,054
Gross margin	640,927	(8)%	695,971
Administrative expenses	194,699	16%	168,433
Selling and marketing expenses	233,040	3%	226,308
Finance costs (net of non-cash finance charges)	41,425	(25)%	54,879
Profit [1]	518,574	NMF [3]	470,883
Profit per share available to shareholders - basic	3.41		3.02
Profit per share available to shareholders - diluted	2.62		2.42
Dividends/distributions	86,307	12%	76,751
Base EBITDA[2]	174,440	(22)%	224,499
Base Funds from Operations[2]	91,202	(29)%	127,758
Payout ratio on Base Funds from Operations[2]	95%		60%
Embedded gross margin[2]	1,900,500	8%	1,757,000
Total customers (RCEs)	4,163,000	(1)%	4,202,000
Total gross customer (RCE) additions	1,171,000	40%	839,000
Total net customer (RCE) additions	(48,000)	85%	(318,000)

1 Profit (loss) includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses. Profit also includes the investment gain recorded in the consolidated statements of income.
2 See “Non-IFRS financial measures” on page 2 of the MD&A.
3 Not a meaningful figure.

“Fiscal 2018 was an important year for Just Energy as we successfully executed very meaningful growth initiatives and made critical steps along our path of transforming from a retail energy provider to a consumer company,” said Just Energy’s CEO, Pat McCullough. “We did face some significant headwinds related to unique weather events, one-time expense items and intense competitive pressures, while also investing in our future growth. However, we were able to overcome most of this adversity and deliver on our stated financial objectives for the year. We also exceeded an aggressive goal in our retail channel expansion strategy, establishing a presence in 500 stores across 18 different retail partners by year end. During the quarter, we continued to deliver strong customer addition and positive net RCE additions in total during each of the past three quarters. We believe we can continue this momentum into fiscal 2019 and beyond as Just Energy deploys a more consistent value creation product strategy across our consumer business and, ultimately, transform from an historical offering of price-based commodities sold through third-parties to a future of a more profitable offering of value add products and services where Just Energy owns and controls the customer relationships.”

“Moving forward, we’re committed to executing a strategic shift from a retail energy provider to a consumer company. As a part of our transformation objectives, our stakeholders can expect Just Energy to take the necessary measures to remove the volatility and improve the transparency in our results. As we continuously expand our capability in risk management and incorporate a broad selection of risk management instruments, we become much more stable and predictable, which allows us to plan for our future of strong growth and performance.”

“In fiscal 2019, we will build upon the strategic growth investments we made over the past year, seek to drive sales growth through our primary channels while developing additional strategic, alternative channels, and deliver solid earnings growth. We remain committed to preserving our balance sheet strength, generating superior returns on our invested capital, and maintaining our dividend. Our exciting future as a consumer company centers on real value creation and value delivery, while we participate in the significant global growth opportunities.”

Fourth Quarter Operating Performance

  Sales increased by 7% to $1,015.3 million in the fourth quarter of fiscal 2018.

  Gross margin was $169.4 million, a decrease of 3% from the prior comparable quarter primarily attributable to the higher supply costs due to colder than normal weather in January in North America and the decline in the customer base in North America.

  Administrative expenses increased 51% to $48.9 million as a result of costs to serve the growing customer base in the U.K., international expansion costs and change in executive team.

  Selling and marketing expenses of $60.8 million increased 13% due to the Company’s investments in sales growth initiatives including channel expansion and diversification.

  Finance costs (net of non-cash finance charges) of $11.5 million improved 6% as a result of the redemption of the 6.0% convertible debentures and the senior unsecured notes, offset by the finance costs from the issuance of the 6.75% convertible debentures.

  Base FFO of $25.5 million decreased 11% versus the prior comparable quarter as a result of lower Base EBITDA in the current quarter.

  Base EBITDA of $68.9 million decreased 8% year over year, driven by continued commitment to and investment in strategic sales growth initiatives, including channel expansion and diversification, combined with higher supply costs due to Texas’s deep freeze in January 2018. The January Texas deep freeze and U.S. extreme cold weather patterns adversely affected Base EBITDA by $21.0 million.  With the Company’s current weather risk management program, the net impact was reduced to $10.0 million which is isolated to a highly unusual one-time Texas freeze event. The adverse conditions were offset by an investment gain relating to the Company’s equity investment in Ecobee (see Page 4 of the Company’s MD&A for a full explanation of the investment gain).

Fiscal Year 2018 Operating Performance

  Sales decreased by 3% to $3.6 billion in fiscal 2018.

  Gross margin was $640.9 million, a decrease of 8% from the prior year as a result of a number of one-time weather-related events including reduction of consumption arising from the abnormally mild summer weather in North America, customer disruptions caused by Hurricane Harvey and higher supply costs due to extreme cold weather in North America.

  Administrative expenses increased 16% to $194.7 million as a result of costs to serve the growing customer base in the U.K., other international expansion costs and change in executive team.

  Selling and marketing expenses of $233.0 million increased 3% year over year. The increase is a result of investment in sales growth initiatives including channel expansion and diversification.

  Finance costs (net of non-cash finance charges) of $41.4 million improved 25% as a result of the redemption of the 6.0% convertible debentures and the senior unsecured notes, offset by the finance costs from the issuance of the 6.75% convertible debentures.

  Base EBITDA of $174.4 million decreased 22% primarily driven by investment in strategic sales growth initiatives, combined with the adverse effects of one-time weather-related events including reduction of consumption arising from the abnormally mild summer weather in North America, customer disruptions caused by Hurricane Harvey and higher supply costs in January due to Texas’s deep freeze. The January Texas deep freeze and U.S. extreme cold weather patterns adversely affected Base EBITDA by $21.0 million.  With the Company’s current weather risk management program, the net impact was reduced to $10.0 million which is isolated to a highly unusual one-time Texas freeze event.
Fourth quarter gross margin per RCE
	Q4 Fiscal	Number of	Q4 Fiscal	Number of
	2018	customers	2017	customers

Consumer customers added and renewed	$216	242,000	$192	237,000
Consumer customers lost	200	117,000	196	127,000
Commercial customers added and renewed	87	220,000	88	208,000
Commercial customers lost	81	128,000	83	126,000

  The average gross margin per RCE for the customers added and renewed by the Consumer division was $216/RCE, an increase from $192/RCE added in the prior comparable period. The average gross margin per RCE for the Consumer customers lost during the quarter was $200/RCE, an increase from $196/RCE margin lost on customers in the prior comparable period.
  The average gross margin per RCE for the Commercial customers signed during the quarter was $87/RCE, up sequentially, but a slight decrease from $88/RCE added in the prior comparable period of last year. Customers lost through attrition and failure to renew during the quarter were at an average gross margin of $81/RCE, a decrease from $83/RCE reported in the prior comparable period.
  Management will continue its margin optimization efforts by focusing on ensuring customers added meet profitability targets.
CUSTOMER SUMMARY (in thousands)
	As at	As at	% increase
	March 31, 2018	April 1, 2017	(decrease)

Consumer	1,543	1,357	14%
Commercial	116	117	(1)%
Total customer count	1,659	1,474	12%

  Just Energy’s total customer count increased 12% during fiscal 2018 to 1.66 million customers.  As Just Energy continues to diversity its product offerings to include more than commodities, the Company anticipates that the number of customers will become an increasingly relevant measure for reporting the Company’s progress. The Consumer base includes 42,733 smart thermostat customers.
  Just Energy’s total RCE base is currently 4.2 million, a 1% decrease from one year ago.
  Gross RCE additions for the year ended March 31, 2018 were 1,171,000, an increase of 40% compared to RCEs added in fiscal 2017. Net additions were a negative 48,000 for fiscal 2018, compared with a negative 318,000 net RCE additions in fiscal 2017.
  Gross RCE additions for the quarter were 312,000, an increase of 37% year-over-year, and an increase of 3% sequentially.
    Consumer gross RCE additions amounted to 170,000 during the quarter, a 27% increase year-over-year and a 62% increase sequentially, primarily driven by growth in U.K. business.
    Commercial gross RCE additions were 142,000, a 51% increase year-over-year and a 29% decrease sequentially, as a result of the large number of renewals in the quarter coupled with the Company’s margin enhancing objective.
  Net RCE additions of positive 49,000 improved compared with a negative 25,000 net RCE additions in the fourth quarter of last year, and positive 27,000 net RCE additions last quarter (fiscal Q3).
  Just Energy’s geographical footprint continues to diversify outside of North America. The U.K. operations increased its RCE base by 35% to 473,000 RCEs during the year with strong growth in the Consumer RCE base. At year end, the U.S., Canadian and U.K. segments accounted for 67%, 22% and 11% of the RCE base, respectively. This compares to last year when the U.S., Canadian and U.K. segments represented 71%, 21% and 8% of the RCE base, respectively.
  The combined attrition rate for Just Energy was 12% for the year, an improvement of three percentage points compared to last year and a one-percentage point increase sequentially.
    The Consumer attrition rate improved four percentage points to 20% from a year ago and the Commercial attrition rate improved three percentage points to 4%. The continued attrition improvement is the direct result of Just Energy’s trusted advisor strategy and long-term loyalty programs.
  The renewal rate was 55% for the trailing 12 months, declining ten percentage points year-over-year.
    The Consumer renewal rate declined by nine percentage points to 70%.  Consumer renewals in Canada have been negatively impacted by new consumer protections rules in Alberta and Ontario which prohibits selling energy products door-to-door, bans contracting with consumers at their home and disallows the automatic renewal or extension of expiring contracts.
    The Commercial renewal rate declined by eleven percentage points to 45%.  The decline in Commercial renewal rate reflected a very competitive market for Commercial renewals with competitors pricing aggressively and Just Energy’s focus on improving retained customers’ profitability rather than pursuing low margin growth.

Balance Sheet & Liquidity

  Cash and short-term investment decreased from $83.6 million as at March 31, 2017 to $48.9 million as at March 31, 2018. The decrease in cash is primarily attributable to the lower gross margin earned in the current year.
  Long-term debt decreased from $498.1 million as at March 31, 2017 to $422.1 million as at March 31, 2018 as a result of redemption of 5.75% convertible extendible unsecured subordinated debentures on March 27, 2018.
  As of March 31, 2018, Just Energy’s book value net debt to the trailing 12-month Base EBITDA was 2.8x, up from 1.8x in the prior fiscal year ending March 31, 2017.
  Base FFO of $91.2 million decreased 29% versus last year largely attributable to the investment in strategic sales growth initiatives including channel expansion and diversification as well as the reduction of consumption arising from abnormally mild summer weather in North America, customer disruptions caused by Hurricane Harvey and higher supply costs due to colder than normal weather in January in North America.
  The payout ratio on Base Funds from Operations was 95% for the year ended March 31, 2018, compared to 60% reported in fiscal 2017, primarily resulting from the lower Base FFO described above.
  Dividends and distributions for the year ended March 31, 2018 were $86.3 million, an increase of 12% from the prior comparable quarter in fiscal 2017, reflecting the issuance of preferred shares.
  Common share repurchases totaled $11.9 million for the year.

Outlook

Just Energy is executing a strategic shift from a retail energy provider to a consumer company focused on differentiated value-add products, unparalleled customer satisfaction, and profitable customer growth. Historically, Just Energy operated as a retail energy provider viewed as offering price-based invisible products which consumers didn’t fully understand. Today, Just Energy is transforming from an era of price-based commodities sold through third-parties to a future of customer centric consumer company with more profitable offering of tangible value add products and services where Just Energy owns and controls the customer relationships. Just Energy’s future as a consumer company centers on real value creation and value delivery, while participating in the significant growth opportunities supported by the Company’s sales, marketing and customer service expertise.

To achieve profitability and optimize growth in fiscal 2019 and beyond, Just Energy will drive sales growth through its retail and other primary channels while developing additional strategic, alternative channels. Just Energy will also deploy a consistent value creation product strategy across the consumer business.

Management provided guidance for fiscal 2019 Base EBITDA in the range of $200 million to $220 million. This expectation reflects the implementation of IFRS 15 for the full fiscal year.

The Company remains committed to its current dividend policy.

Earnings Call

The Company will host a conference call and live webcast to review the fourth quarter and fiscal year 2018 results beginning at 10:00 a.m. Eastern Standard Time on May 17th, 2018 followed by a question and answer period. Chief Executive Officer Patrick McCullough, and Chief Financial Officer Jim Brown will participate on the call.

Just Energy Conference Call and Webcast

  Thursday, May 17th, 2018
  10:00 a.m. EDT

Those who wish to participate in the conference call may do so by dialing 1-877-300-9306 and ask to be joined into the Just Energy call. The call will also be webcast live over the internet at the following link:

https://www.webcaster4.com/Webcast/Page/1731/25502

An audio tape rebroadcast will be available starting one hour after the conference and will be available until May 24th, 2018. To access the rebroadcast please dial 1-877-344-7529 and use replay access code 10119600. The webcast will also be archived on the JE investor relations website for one year.

About Just Energy Group Inc.
Established in 1997, Just Energy is a leading consumer company specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options. With offices located across the United States, Canada, the United Kingdom, Germany, Ireland and Japan, Just Energy serves approximately 1.6 million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy Group Inc. is the parent company of Amigo Energy, Green Star Energy, Hudson Energy, EdgePower Inc., Tara Energy and terrapass. Visit justenergygroup.com to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS
Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include but are not limited to levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

NON-IFRS MEASURES

The financial measure such as “EBITDA”, Base EBITDA, FFO, Base FFO, Base FFO Payout Ratio and Embedded Gross Margin do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures presented by other companies. This financial measure should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS, but the Company believes that this measure is useful in providing relative operational profitability of the Company’s business. Please refer to “Key Terms” in the Company’s management’s discussion and analysis of financial condition and results of operations of the Corporation for the three and nine months ended December 31, 2017 for the Company’s definition of “EBITDA” and other none-IFRS measures.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Just Energy

713-544-8191
jbrown@justenergy.com

or

Michael Cummings
Investor Relations
Alpha IR Group
617-461-1101
michael.cummings@alpha-ir.com

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